20 February 2025

RELX PLC

Publication of 2024 Annual Report and Annual Report on Form 20-F

RELX PLC (the “Company”) has today published the following documents on its website at www.relx.com:

-	Annual Report for the year ended 31 December 2024 (the “2024 Annual Report”);

-	Annual Report on Form 20-F for the year ended 31 December 2024 (the “2024 Form 20-F”);

-	2024 Annual Report with Netherlands specific audit opinion (the “2024 NL Annual Report”); and

The 2024 Annual Report will be submitted to the National Storage Mechanism today and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The 2024 Form 20-F will be filed with the US Securities and Exchange Commission (“SEC”) today and will be available on the SEC’s website at www.sec.gov.

The 2024 NL Annual Report has been published in accordance with the European Single Electronic Format requirements as in force in the European Union and applicable to RELX by virtue of its listing on Euronext Amsterdam and will be submitted to the Dutch Authority for the Financial Markets (AFM). The AFM publishes the report in its public register.

The total number of voting rights in RELX PLC’s issued share capital (exclusive of shares held in treasury) is currently 1,857,169,330.

Directors’ Responsibility Statement

Additional information required to be made available by the Company under Rule 6.3.5 of the Disclosure and Transparency Rules of the UK Financial Conduct Authority, to the extent not already included in the RELX 2024 Results Announcement issued on 13 February 2025, is set out below.

The following responsibility statement is extracted from page 129 of the 2024 Annual Report and is repeated here solely for the purposes of complying with Disclosure and Transparency Rule 6.3.5. Responsibility is for the full 2024 Annual Report, not the information presented in this announcement or the RELX 2024 Results Announcement.

Each of the Directors, whose names and roles can be found on pages 82 and 83 of the 2024 Annual Report, confirms that, to the best of their knowledge:

-	the consolidated and parent company financial statements, prepared in accordance with UK adopted IAS in conformity with the requirements of the Companies Act 2006 and IFRS accounting standards as issued by the International Accounting Standards Board, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group;

-	the Strategic report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal and emerging risks and uncertainties that it faces; and

-	the Annual Report and Financial Statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy.

Forward-looking statements

The 2024 Annual Report and the 2024 Form 20-F contain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. We consider any statements that are not historical facts to be “forward-looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward-looking statements include, among others: regulatory and other changes regarding the collection or use of personal data; changes in law and legal interpretation affecting our intellectual property rights and internet communications; current and future geopolitical, economic and market conditions; research integrity issues or changes in the payment model for our scientific, technical and medical research products; competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; compromises of our cybersecurity systems or other unauthorised access to our databases; changes in economic cycles, trading relations, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism; failure of third parties to whom we have outsourced business activities; significant failure or interruption of our systems; our inability to retain high-quality employees and management; changes in tax laws and uncertainty in their application; exchange rate fluctuations; adverse market conditions or downgrades to the credit ratings of our debt; changes in the market values of defined benefit pension scheme assets and in the market related assumptions used to value scheme liabilities; breaches of generally accepted ethical business standards or applicable laws; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of the 2024 Annual Report and the 2024 Form 20-F. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the 2024 Annual Report and the 2024 Form 20-F or to reflect the occurrence of unanticipated events.

- ENDS –

Enquiries

Paul Abrahams (Media)
Tel: +44 20 7166 5724

paul.abrahams@relx.com

Colin Tennant (Investors)

Tel: +44 20 7166 5751

colin.tennant@relx.com

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and territories and has offices in about 40 countries. It employs more than 36,000 people over 40% of whom are in North America.

The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £74bn/€89bn/$93bn.

*Note: Current market capitalisation can be found at http://www.relx.com/investorcentre

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom